FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta and Fox Paine to acquire Advanta BV

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
	Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Syngenta and Fox Paine to acquire Advanta BV

Basel, Switzerland; San Francisco, USA, 12 May 2004

Syngenta and Fox Paine today announced an agreement to acquire Advanta BV, one of the world’s leading seed companies, from AstraZeneca of the UK and Royal Cosun of the Netherlands for a consideration of €400 million. Advanta sales in 2003 were €395 million.

  Syngenta to acquire NAFTA corn and soybean business with sales of €135 million in 2003
  Significantly enhances market share in US corn to 11% and soybean to 10%1
  Complete range of corn input traits from 2005
  Fox Paine to acquire global business outside NAFTA and non-corn, non-soybean business within NAFTA with sales of €260 million in 2003

The consideration payable by Syngenta will be €239 million, for which it will acquire Advanta’s North American corn and soybean business, which trades under the highly regarded Garst brand. Fox Paine will acquire all Advanta operations outside North America and the non-corn and non-soybean operations within North America; Fox Paine will also take a 10% stake in the acquired North American corn and soybean business. The total consideration payable by Fox Paine will be €161 million. The date of final closing is subject to regulatory review and is expected in the third quarter of this year; the total consideration will be subject to a final net asset value adjustment.

Syngenta also announced today the purchase of glyphosate tolerance technology for corn, called GA21, from Bayer CropScience. This purchase, together with the acquisition of Advanta’s North American corn and soybean business, will enable Syngenta to market a complete range of biotech input traits in both corn and soybean from 2005. For corn, this will include Bt insect resistance, glyphosate tolerance and corn rootworm resistance.

Michael Pragnell, Chief Executive Officer of Syngenta, commented: “The Garst brand and its leadership are an excellent fit with Syngenta’s well-established NK® brand. Syngenta will be uniquely placed to offer North American corn and soybean growers a complete range of solutions including high quality seeds, input traits and world-leading crop protection products. These acquisitions underscore our strategy to reinforce our leadership position, drive future growth and further enhance shareholder value.”

Dexter Paine, President of Fox Paine, said: “The acquisition of Advanta represents the culmination of Fox Paine’s working relationship with Syngenta and complements our recent acquisition of Seminis, the world’s largest developer, producer and marketer of fruit and vegetable seeds. We are confident that combining Advanta’s innovative agricultural technology, leading market positions and experienced and talented management team with our experience in the seed industry and access to efficient capital will accelerate the growth of this dynamic company. We are excited by the prospect of participating in the future growth of Advanta through this strategic investment and we look forward to our continued partnership with Syngenta.”

1 Source: Pro forma 2003: Doane estimates

Syngenta – 12 May 2004 / Page 1 of 2

Syngenta Outlook

For the full year 2004, as announced on 27 April, robust sales are expected to result in earnings per share2 growth of more than 30 percent. The acquisition of Advanta’s North American corn and soybean business is expected to enhance earnings from 2006.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+1 (917) 322 2569

Media Enquiries:	Markus Payer (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+1 (202) 347 8348

Media Conference Calls Europe / US on 12 May 2004

Time	Time zone	Access Number	Dial-in from	Pass code
08:15 AM	CET	01 419 91 22	Switzerland	412687
		+41 1 419 91 22	Outside Switzerland	412687
10:00 AM	EDT	888 339 2688	USA	23532766
		617 847 3007	Outside USA	23532766

Fox Paine & Company, LLC manages investment funds in excess of $1.5 billion that provide equity capital for management buyouts, going private transactions, and company expansion and growth programs. Fox Paine engages exclusively in friendly transactions developed in cooperation with a company's management, board of directors, and shareholders. The Fox Paine funds are managed on behalf of over 50 leading United States and international financial institutions, including public pension systems, Fortune 100 corporate pension plans, major life and property & casualty insurance companies, money center and super regional commercial banks, investment banking firms, and university endowments. For further information see www.foxpaine.com.

Enquiries for Fox Paine:	Andy Brimmer / Eric Brielmann	+1 (212) 355 4449

Further information on Advanta is available at www.advantaseeds.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syn-genta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

2 Fully diluted before restructuring and impairment

Syngenta – 12 May 2004/ Page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	May 12, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel